EXHIBIT 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at January 31, 2018.

As at January 31, 2018

(in millions of Canadian dollars)

Subordinated Debt	6,463

Total Equity
Preferred Shares(1)	4,240
Common Shares	13,020
Contributed Surplus	306
Retained Earnings	23,902
Accumulated Other Comprehensive Income	1,360

Total Shareholders’ Equity	42,828
Non-controlling Interest in Subsidiaries	0

Total Equity	42,828

Total Capitalization	49,291

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 16, 17, 25, 26, 27, 29, 31, 33, 35, 36, 38, 40 and 42. For more information on the classification of Preferred Shares, please refer to Note 7 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended January 31, 2018.